Filed by VINA Technologies, Inc. (Commission File No. 000-31903)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                        Subject Company: VINA Technologies, Inc.
                                                (Commission File No.: 000-31903)

Except for the historical information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the combination of the two companies, future product offerings, expected synergies, and timing of closing, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including, but not limited to, the satisfaction of certain conditions to closing of the proposed merger, including the risk that stockholder approval might not be obtained in a timely manner or at all, the ability to successfully integrate the two companies and achieve expected synergies following the merger, the ability of the combined company to develop and market successfully and in a timely manner new products, the impact of competitive products and pricing and of alternative technological advances, and other risks detailed from time to time in the SEC reports of VINA Technologies, Inc., including its annual report on Form 10-K for the year ended December 31, 2002, and in the SEC reports of Larscom Incorporated, including its annual report on Form 10-K for the year ended December 31, 2002. These forward-looking statements speak only as of the date hereof. VINA and Larscom disclaim any intention or obligation to update or revise any forward-looking statements.

VINA Technologies, Inc., a Delaware corporation ("VINA") filed a Current Report on Form 8-K on April 18, 2003, with respect to Item 5 and Item 12 disclosures thereunder. VINA furnished under Item 12 of Form 8-K, a press release announcing its financial results for the quarter ended March 31, 2003. A copy of the press release is attached as an exhibit to the Current Report on Form 8-K. The Current Report on Form 8-K contained the following description:

     VINA Technologies, Inc., a Delaware corporation ("VINA"), has received a letter from Larscom Incorporated, a Delaware corporation ("Larscom"), under which Larscom indicates that it is reserving its rights arising from an alleged breach by VINA of the Agreement and Plan of Merger, dated as of March 17, 2003 (the "Merger Agreement"), by and among VINA, Larscom and a wholly-owned subsidiary of Larscom. In the letter Larscom stated that, while reserving its rights, it intends to work toward the consummation of the merger contemplated by the Merger Agreement. VINA also intends to work with Larscom toward the consummation of the merger. In that regard, VINA and Larscom filed with the Securities and Exchange Commissions a joint proxy statement/prospectus on April 15, 2003, with respect to the merger.

     Under the Merger Agreement, VINA made a representation and warranty that its anticipated revenue for the first quarter of 2003 would not be materially below $3.5 million. As announced today, VINA's gross revenue for the first quarter of 2003 was approximately $2.7 million. Under the terms of the Merger Agreement, either party may terminate the Merger Agreement if a breach of any representation or warranty, individually or in the aggregate, by the other party

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has had or is reasonably  likely to have a material adverse effect on such party as defined in the Merger Agreement. VINA does not believe that its first quarter 2003 revenue shortfall would permit a termination of the Merger Agreement, because, among other things, VINA's value can not be measured by one quarter's operating results.

     The consummation of the merger is subject to the approval of the stockholders of VINA and Larscom, SEC clearance and other customary closing conditions. There can be no assurance that all the closing conditions to the merger will be met and the merger will be completed.

Additional Information and Where to Find It

     Larscom plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and VINA and Larscom expect to mail a Joint Proxy Statement/Prospectus to stockholders of Larscom and VINA concerning the proposed merger transaction. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when it becomes available and any other relevant documents filed with the SEC because they will contain important information about Larscom, VINA, the merger and related matters. Investors and security holders will be able to obtain the documents free of charge at the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition, you may obtain documents filed with the SEC by VINA free of charge by requesting them in writing from Bruce Todd, or by telephone at (510) 771-3307. You may obtain documents filed with the SEC by Larscom free of charge by requesting them in writing from Mary Camarata, or by telephone at (408) 941-4224.

     In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Larscom and VINA file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Larscom and VINA at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Larscom's and VINA's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Interest of Certain Persons in the Merger.

     VINA and Larscom will be soliciting proxies from the stockholders of VINA and Larscom in connection with the merger and issuance of shares of Larscom common stock in the merger. In addition, the respective directors and executive officers of VINA and Larscom may also be deemed to be participants in the solicitation of proxies. Information about the directors and executive officers of VINA is set forth in the proxy statement for VINA's 2002 annual meeting of stockholders. Information about the directors and executive officers of Larscom is set forth in the proxy statement for Larscom's 2002 annual meeting of stockholders. The directors and executive officers of Larscom and VINA have interests in the merger, some of which may differ from, or may be in addition to those of the respective stockholders of VINA and Larscom generally. Those interests will be described in greater detail in the Joint Proxy Statement/Prospectus with respect to the merger, which may include potential

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employment   relationships,   potential  membership  on  the  Larscom  Board  of
Directors, option and stock holdings and indemnification.